SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Westmoreland Resource Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

691807101

(CUSIP Number)

Jennifer S. Grafton

c/o Westmoreland Coal Company

9540 South Maroon Circle

Suite 200

Englewood, CO 80112

Tel: (855) 922-6463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

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(Continued on following pages)

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1	NAME OF REPORTING PERSON Westmoreland Coal Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,820,008(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,820,008(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,820,008(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Such amount consists of 4,512,500 of the Issuer’s common units representing limited partner interests (“Common Units”), 15,251,989 Series A Convertible Units (“Series A Units”) and warrants to purchase up to a total of 55,519 Common Units (“Warrants”). The Series A Units are convertible into Common Units, on a one-for-one basis, upon the earlier of (i) the date on which the Issuer first makes a regular quarterly cash distribution with respect to any quarter to holders of Common Units in an amount equal to at least $0.22 per Common Unit, or (ii) a change of control of the Issuer.

(2)	Calculated in accordance with Rule 13d-3 based on an aggregate of 21,130,176 of the Issuer’s Common Units, Series A Units and Warrants outstanding as of August 1, 2015, which amount consists of 5,711,630 Common Units, 15,251,989 Series A Units and Warrants to purchase up to 166,557 Common Units.

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This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Common Units, Series A Units and Warrants of Westmoreland Resource Partners, LP (the “Issuer”). This Amendment amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission by Westmoreland Coal Company, a Delaware corporation (“WCC”), on February 17, 2015. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

WCC is filing this Amendment to report its acquisition of (a) 15,251,989 Series A Units of the Issuer, which are convertible into Common Units of the Issuer, on a one-for-one basis, upon the earlier of (i) the date on which the Issuer first makes a regular quarterly cash distribution with respect to any quarter to holders of Common Units in an amount equal to at least $0.22 per Common Unit, or (ii) a change of control of the Issuer, and (b) Warrants to purchase up to 55,519 Common Units of the Issuer. The Issuer issued the Series A Units to WCC on August 1, 2015 as partial consideration for WCC’s contribution to the Issuer of 100% of the outstanding equity interests in Westmoreland Kemmerer, LLC, a Delaware limited liability company, which owns the Kemmerer Mine in Lincoln County, Wyoming (the “Contribution”). The Issuer funded the remaining consideration for the Contribution with the proceeds from $115 million in borrowings under its credit facility. WCC purchased Warrants to acquire a total of 55,519 Common Units in June 2015, consisting of a Warrant to acquire 11,659 Common Units from A54 Acquisition-B LLC on June 10, 2015 and a Warrant to acquire 43,860 Common Units from A54 Acquisition LLC on June 11, 2015, for a total purchase price of $627,365. WCC funded the purchase price for the Warrants with available cash on hand.

Item 1. Security and Issuer.

This Amendment relates to the Common Units, Series A Units and Warrants to purchase Common Units of the Issuer. The Issuer’s executive office is located at 9540 South Maroon Circle, Suite 200, Englewood, Colorado 80112.

Item 3. Source and Amount of Funds or Other Consideration.

On August 1, 2015, pursuant to the terms of the Amended and Restated Contribution Agreement (the “Amended and Restated Contribution Agreement”), dated July 31, 2015, between the Issuer and WCC, WCC made the Contribution to the Issuer in exchange for 15,251,989 Series A Units of the Issuer and $115 million in cash, which the Issuer funded with borrowings under its credit facility.

WCC purchased Warrants to acquire a total of 55,519 Common Units in June 2015, consisting of a Warrant to acquire 11,659 Common Units from A54 Acquisition-B LLC on June 10, 2015 and a Warrant to acquire 43,860 Common Units from A54 Acquisition LLC on June 11, 2015, for a total purchase price of $627,365. WCC funded the purchase price for the Warrants with available cash on hand.

Together with the Common Units previously held by WCC, the Series A Units and the Warrants purchased by WCC represent an aggregate of 93.8% of the Issuer’s outstanding equity interests on a fully diluted basis.

Item 4. Purpose of Transaction.

The purpose of WCC’s acquisition of the Series A Units and the Warrants is for investment. WCC owns Westmoreland Resources GP, LLC, the general partner of the Issuer (the “GP”), which holds 100% of the general partner interests and incentive distribution rights in the Issuer, as described in the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership, as amended (the “Partnership Agreement”). In addition to the Series A Units and the Warrants, and the Common Units previously held by WCC, WCC holds 100% of the liquidation units of the Issuer, as described in the Partnership Agreement.

Under the Amended and Restated Contribution Agreement, WCC agreed that, for so long as it holds at least 90% of the Outstanding Units (as defined in the Partnership Agreement) of the Issuer, WCC will not unilaterally effect certain amendments to the Partnership Agreement or waive the requirement to deliver an opinion of counsel in certain instances, without first obtaining Special Approval (as defined in the Partnership Agreement) for any such amendment or waiver.

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In connection with the entry into the Amended and Restated Contribution Agreement and the issuance of the Series A Units, the Issuer amended its Partnership Agreement (the “Partnership Agreement Amendment”). The Partnership Agreement Amendment establishes the terms of the Series A Units and any additional Series A Units that may be issued in kind as a distribution (the “Series A PIK Units”), and provides that each Series A Unit will have the right to share in distributions from the Issuer on a pro rata basis with the Common Units. All or any portion of each distribution payable in respect of the Series A Units may, at the Issuer’s election, be paid in Series A PIK Units. The Series A Units are convertible into Common Units, on a one-for-one basis, upon the earlier of (i) the date on which the Issuer first makes a regular quarterly cash distribution with respect to any quarter to holders of Common Units in an amount equal to at least $0.22 per Common Unit, or (ii) a change of control of the Issuer. The Series A Units have the same voting rights as if they were outstanding Common Units and will vote together with the Common Units as a single class. In addition, the Series A Units are entitled to vote as a separate class on any matters that materially adversely affect the rights or preferences of the Series A Units in relation to other classes of partnership interests or as required by law.

References to, and descriptions of, the Common Units, the Series A Units, the Partnership Agreement, the Amended and Restated Contribution Agreement throughout this Amendment are qualified in their entirety by the Partnership Agreement and the Amended and Restated Contribution Agreement, which are incorporated by reference into this Schedule 13D as set forth in Item 7 wherever such references and descriptions appear.

Although WCC does not have any specific plan or proposal to acquire, transfer or dispose of Common Units, Series A Units or Warrants, consistent with its investment purpose, WCC at any time and from time to time may acquire additional Common Units, Series A Units, Warrants or other securities of the Issuer and transfer or dispose of any or all of its Common Units, Series A Units or Warrants, depending in any case upon an ongoing evaluation of WCC’s investment in the Issuer, prevailing market conditions, other investment opportunities, liquidity requirements of WCC and/or other investment considerations.

Except to the extent any of the foregoing matters described in Item 3 or Item 4 of this Amendment may be deemed a plan or proposal, WCC does not have any plan or proposal which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. WCC may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)	The information set forth in Rows 7 through 13 of the cover page hereto is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page hereto is calculated based on an aggregate of aggregate of 21,130,176 of the Issuer’s Common Units, Series A Units and Warrants outstanding as of August 1, 2015, which amount consists of 5,711,630 Common Units, 15,251,989 Series A Units and Warrants to purchase 166,557 Common Units. WCC also owns 100% of the liquidation units of the Issuer, and through its ownership of the GP, has indirect ownership of 100% of the general partner interests and incentive distribution rights of the Issuer.

(b)	The information in Items 1 through 14 on the cover page of this Amendment is incorporated herein by reference in response to Item 5(b).

(c)	The information in “Item 3. Source and Amount of Funds or Other Consideration” of this Amendment is incorporated herein by reference in partial response to Item 5(c). The Issuer issued the Series A Units to WCC at a price of $7.54 per Series A Unit and WCC purchased the Warrants for a total purchase price of $627,365.

(d)	WCC does not have any knowledge regarding whether any person, other than WCC, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Series A Units or Warrants.

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3 and 4 of this Amendment, to the knowledge of WCC, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between WCC and any person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Amendment No. 1 to Fourth Amended and Restated Agreement of Limited Partnership of Westmoreland Resource Partners, LP, dated August 1, 2015 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 6, 2015).

Exhibit 2	Amended and Restated Contribution Agreement, dated July 31, 2015, by and between Westmoreland Coal Company and Westmoreland Resource Partners, LP (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 4, 2015).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2015	WESTMORELAND COAL COMPANY

	By:	/s/ Jennifer S. Grafton
Jennifer S. Grafton
Secretary

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Exhibit Index

Exhibit 1	Amendment No. 1 to Fourth Amended and Restated Agreement of Limited Partnership of Westmoreland Resource Partners, LP, dated August 1, 2015 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 6, 2015).

Exhibit 2	Amended and Restated Contribution Agreement, dated July 31, 2015, by and between Westmoreland Coal Company and Westmoreland Resource Partners, LP (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 4, 2015).